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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------


                              SCANFORMS, INC.
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                              (Name of Issuer)

   Common Stock, $0.01 par value                    806011 30 0
-----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

       Dennis J. Block, Esq.                Harvey J. Kesner, Esq.
     Weil, Gotshal & Manges LLP          American Banknote Corporation
          767 Fifth Avenue                      200 Park Avenue
     New York, New York  10153             New York, New York  10166
           (212) 310-8000                       (212) 557-9100
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(Name, address and telephone number of person authorized to receive notices and communications)

                               March 14, 1996
---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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 CUSIP No. 806011 30 0                                13D-PAGE 2


    1      NAME OF REPORTING            American Banknote Corporation
           PERSON:

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-0460520

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)  [_]
                                                                    (b)  [_]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS:    WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

    6      CITIZENSHIP OR PLACE OF         Delaware
           ORGANIZATION:

   NUMBER OF       7   SOLE VOTING POWER:              188,800
    SHARES
 BENEFICIALLY
                   8   SHARED VOTING POWER:            Not Applicable
    OWNED BY
     EACH          9   SOLE DISPOSITIVE                188,800
   REPORTING           POWER
  PERSON WITH
                  10   SHARED DISPOSITIVE              Not Applicable
                       POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
           188,800

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
           CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      5.32%

    14     TYPE OF REPORTING PERSON:      HC, CO


     SEE INSTRUCTIONS BEFORE FILLING OUT!


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     Item 1.   Security and Issuer.
               -------------------
          This Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value (the "Common Stock"), of Scanforms, Inc. ("Company"). The principal executive offices of the Company are located at 181 Rittenhouse Circle, Bristol, PA 19007.

     Item 2.   Identity and Background.
               -----------------------
          (a)-(c) This Statement is being filed by American Banknote Corporation, a Delaware corporation (the "Reporting Person"), a holding company whose subsidiaries are engaged in various businesses, including security printing. The business address and the address of the principal executive office of the Reporting Person is 200 Park Avenue, New York, New York 10166.

          The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d)-(e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of,


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     or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Except for Mr. Rowe-Beddoe, who is a citizen of the United Kingdom and Dr. Arias, who is a citizen of Costa Rica, each natural person identified in this Item 2 is a citizen of the United States.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
          All of the shares of Common Stock reported to be owned by the Reporting Person were acquired in open market transactions at a total cost of $634,499.50 (including brokerage commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     Item 4.   Purpose of Transaction.
               ----------------------
          The Reporting Person has acquired the shares of Common Stock referred to in Item 5 in order to obtain an equity position in the Company. The Reporting Person is currently evaluating its position and possible alternative future courses of action, including the possibility of seeking to acquire control of the Company, although it has not formulated any specific plan or proposal. Alternate courses of future action will depend, in part, on developments relating to the previously-announced proposed acquisition of the Company by a management group in



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     which public stockholders of the Company would receive a per share cash payment of $3.60 for their shares of Common Stock.

               The Reporting Person has sent a letter to Mr. Robert A. Samans, the Chairman and Chief Executive Officer of the Company, expressing its interest in the Company, indicating that the Reporting Person's "preliminary valuation" of the Company is in excess of the $3.60 per share value to be paid pursuant to the proposed management buyout and requesting that the Reporting Person receive the confidential information furnished to the management group's financing sources for the purpose of completing a due diligence review of the Company. A copy of the letter to Mr. Samans is attached hereto as
     Exhibit 1.

          Any such plan or proposal that may be formulated by the Reporting Person could involve, among other possibilities, seeking representation on the Board of Directors of the Company, making a tender offer for some or all of the Common Stock, proposing a merger or business combination transaction with the Company or entering into arrangements with third parties, including management of the Company, who may be interested in joining with the Reporting Person to acquire control of the Company.

          Depending upon the course of action that the Reporting Person pursues, the Reporting person may increase its investment in the Company through the acquisition of additional shares of

                                       5

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     Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by the Reporting Person, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company and the Common Stock and such other securities, it should be noted that the possible activities of the Reporting Person are subject to change at any time, and there is no assurance that the Reporting Person will seek to influence or obtain control of the Company. Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (h) of Item 4 of Schedule 13D.

     Item 5.   Interest In Securities of the Issuer.
               ------------------------------------
          (a) As of the date of this Statement, the Reporting Person beneficially owns 188,800 shares of Common Stock, representing approximately 5.32% of the outstanding shares of Common Stock. The foregoing percentage is based upon 3,546,648 shares of Common Stock reported outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995 as filed by the Company with the Securities and Exchange Commission.


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          (b)  The Reporting Person has the sole power to vote and dispose of the shares of Common Stock which it beneficially owns.

          (c) Except for the purchases set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               ------------------------------------------ -------------
               with Respect to Securities of the Issuer.
               --------------------------------- ------
               Not applicable.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------
               1.  Letter to Robert A. Samans, dated March 22, 1996.

                                       7
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                                    SIGNATURE

     After reasonable inquire and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    March 22, 1996

                              /s/Morris Weissman
                              -----------------------------------
                              Morris Weissman
                              Chairman and Chief Executive
                              Officer

                                       8
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                                   SCHEDULE I
                                   ----------
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          AMERICAN BANKNOTE CORPORATION
                          -----------------------------


          The name and present principal occupation or employment of each of the executive officers and directors of American Banknote Corporation ("American Banknote") is set forth below. The business address of each such person is c/o American Banknote Corporation, 200 Park Avenue, New York, New York 10166, except as otherwise noted.


     Name and                           Present Principal
     Positions Held                     Occupation or Employment
     --------------                     ------------------------
     Morris Weissman                    Chairman, Chief Executive
     Chairman, Chief Executive          Officer and Director,
     Officer and Director               American Banknote

     John T. Gorman                     Chief Financial Officer and
     Chief Financial Officer and        Executive Vice President,
     Executive Vice President           American Banknote

     Harvey J. Kesner                   Senior Vice President,
     Senior Vice President,             General Counsel and Secretary,
     General Counsel and Secretary      American Banknote

     Robert Wilcox                      Senior Vice President -
     Senior Vice President -            Operations,
     Operations                         American Banknote

     Sheldon Cantor                     Vice President,
     Vice President                     American Banknote

     David S. Rowe-Beddoe               Chairman, Cavendish Services
     Director                           Ltd., Le Prince de Galles,
                                        5 ave. des Citronniers, MC
                                        98000, Monaco. Financial and
                                        Corporate Consultant;
                                        Chairman, Development Board of
                                        Rural Wales, Pearl House;
                                        Chairman, Welsh Development
                                        Agency Financial and Corporate
                                        Consultant

                                       9
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     Name and                           Present Principal
     Positions Held                     Occupation or Employment
     --------------                     ------------------------
     C. Gerald Goldsmith                Private Investor
     Director

     Ira J. Hechler                     Private Investor
     Director

     Bette B. Anderson                  President, Kelly, Anderson,
     Director                           Pethic & Associates, Inc.
                                        1020 19th Street, NW
                                        Washington, D.C.  20036
                                        Financial and Corporate
                                        Consultant

     Dr. Oscar Arias                    Foundation Director
     Director


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                          SCHEDULE II
                          -----------

                  TRANSACTIONS WITHIN THE PAST
                             60 DAYS
                  ----------------------------
                         No. of Shares
     Date                Purchased                Price
     ----                -------------            -----

     1/31/96                  4,000               $3.188
     1/31/96                  2,200               $3.125
     1/31/96                  2,000               $3.063
     2/1/96                  13,000               $3.313
     2/1/96                   6,500               $3.375
     2/1/96                   5,000               $3.438
     2/1/96                   1,500               $3.313
     2/2/96                   3,500               $3.438
     2/2/96                   6,000               $3.500
     2/2/96                   9,000               $3.438
     2/2/96                   3,000               $3.500
     2/2/96                   2,500               $3.438
     2/2/96                   2,000               $3.406
     2/5/96                   6,700               $3.438
     2/6/96                   2,800               $3.438
     2/13/96                  3,000               $3.500
     2/15/96                  3,400               $3.500
     2/16/96                  7,500               $3.500
     2/16/96                  5,000               $3.500
     2/22/96                 12,000               $3.469
     2/23/96                 16,000               $3.500
     2/26/96                 10,400               $3.500
     2/29/96                 16,500               $3.500
     3/1/96                   2,500               $3.500
     3/14/96                 10,000               $3.469
     3/18/96                  6,600               $3.469


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                                  EXHIBIT INDEX
                                  -------------
     Exhibit No.              Description
     -----------              -----------

          1.             Letter to Robert A. Samans, dated March 22,
                         1996.


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